UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Under the Securities Exchange Act of 1934, as Amended
                              (Amendment No. 13)*

                             Tipperary Corporation
                                (Name of Issuer)

                    Common Shares, $0.02 par value per share
                         (Title of Class of Securities)

                                   888002300
                                 (CUSIP Number)

                                Marshall D. Lees
                          c/o Slough Estates USA Inc.
                           444 North Michigan Avenue
                                   Suite 3230
                               Chicago, IL 60611
                                 (312) 755-0700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 1, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Slough Estates USA Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                     WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
-------------------------------------------------------------------------------
                |  7     SOLE VOTING POWER:  0 shares
                |
                |
    NUMBER OF   |---------------------------------------------------------------
     SHARES     |  8     SHARED VOTING POWER:
  BENEFICIALLY  |
    OWNED BY    |        24,238,844 shares (1)
      EACH      |--------------------------------------------------------------
    REPORTING   |  9     SOLE DISPOSITIVE POWER: 0 shares
     PERSON     |
      WITH      |--------------------------------------------------------------
                |  10    SHARED DISPOSITIVE POWER:
                |        24,238,844 shares (1)
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             24,238,844 shares (1)
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  |_|
             EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     53.64%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
===============================================================================

(1) Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Slough Estates plc
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                     AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United Kingdom, England and Wales
-------------------------------------------------------------------------------
                |  7     SOLE VOTING POWER:  0 shares
                |
                |
    NUMBER OF   |---------------------------------------------------------------
     SHARES     |  8     SHARED VOTING POWER:
  BENEFICIALLY  |
    OWNED BY    |        24,238,844 shares (1)
      EACH      |--------------------------------------------------------------
    REPORTING   |  9     SOLE DISPOSITIVE POWER: 0 shares
     PERSON     |
      WITH      |--------------------------------------------------------------
                |  10    SHARED DISPOSITIVE POWER:
                |        24,238,844 shares (1)
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             24,238,844 shares (1)
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  |_|
             EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     53.64%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     OO
===============================================================================

(1) Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

===============================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Slough Estates plc
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
     3       SEC USE ONLY
-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                     AF
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United Kingdom, England and Wales
-------------------------------------------------------------------------------
                |  7     SOLE VOTING POWER:  0 shares
                |
                |
    NUMBER OF   |---------------------------------------------------------------
     SHARES     |  8     SHARED VOTING POWER:
  BENEFICIALLY  |
    OWNED BY    |        24,238,844 shares (1)
      EACH      |--------------------------------------------------------------
    REPORTING   |  9     SOLE DISPOSITIVE POWER: 0 shares
     PERSON     |
      WITH      |--------------------------------------------------------------
                |  10    SHARED DISPOSITIVE POWER:
                |        24,238,844 shares (1)
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             24,238,844 shares (1)
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  |_|
             EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     53.64%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     HC
===============================================================================

(1) Includes ownership of two warrants to purchase a combined 1,700,000 shares of common stock of the Issuer.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 13 amends the Statement on Schedule 13D originally filed on October 16, 1986, as amended by Amendments No. 1-10 and amended and restated by Amendment No. 11 on August 15, 2002, and amended by Amendment No. 12 on September 30, 2004 by (i) Slough Estates USA Inc. ("Slough USA"), a Delaware corporation; (ii) Slough Trading Estates Limited, a United Kingdom limited company; and (iii) Slough Estates plc, a United Kingdom public limited company (together "Slough Estates" or the "Reporting Persons").

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 30, 2004, a copy of which was filed as Exhibit 2 to Amendment No. 12 to this Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

         All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.

Item 4.  Purpose of Transactions

         The following paragraph is hereby added to Item 4:

         On July 1, 2005, simultaneously with, and as a condition to, the execution of an Agreement and Plan of Merger, dated as of July 1, 2005, by and among the Issuer, Santos International Holdings Pty Ltd ("Santos"), and Santos Acquisition Co. ("SAC") (the "Original Merger Agreement"), Slough Estates entered into an Interest Purchase Agreement with Santos (the "IPA"), providing for, among other things, the sale to Santos by the Reporting Persons of all of their debt and equity interests in the Issuer and its subsidiaries, and the procurement of a release of the Reporting Persons from their guarantees of certain indebtedness of the Issuer simultaneously with the closing of the merger contemplated under the Merger Agreement (the "Original Merger").

         Pursuant to the Original Merger Agreement, on the terms and subject to the conditions set forth therein, SAC would merge with and into the Issuer, which would survive the merger as a wholly-owned subsidiary of Santos. Under the Original Merger Agreement, upon consummation of the Original Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by Santos) would have been converted into $7.41 in cash.

         On July 4, 2005, Slough Estates and Santos amended and restated the IPA (the "Amended IPA") to provide for an earlier sale by the Reporting Persons of all of their shares of Common Stock held by Slough USA, in addition to all of the debt and equity interests of the Issuer and its subsidiaries, to Santos on the terms and subject to the conditions set forth in the Amended IPA. The purchase price for such shares of Common Stock is $7.39 per share. The sale under the Amended IPA is expected to close on July 13, 2005.

         Contemporaneously with the, and as a condition to, the execution of the Amended IPA, the Issuer, Santos and SAC have entered into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement"), pursuant to which, on the terms and subject to the conditions set forth in the Amended Merger Agreement, SAC will merge with and into the Issuer, which will survive the merger as a wholly owned subsidiary of Santos. Under the Amended Merger Agreement, upon consummation of the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by the Reporting Persons and Santos) will be converted into $7.43 in cash. The Amended Merger Agreement also provides, among other things, that following closing of the purchase of the Common Stock held by Slough USA pursuant to the Amended IPA, Santos will have the right to appoint a majority of the board of directors of the Issuer.

         Pursuant to the Amended IPA, among other things, Slough Estates agreed not to (and not to permit its affiliates to) (i) transfer any shares of Common Stock (other than pursuant to the Amended IPA) or (ii) grant any proxy or enter into any voting agreement with respect to any shares of Common Stock. In addition, the Reporting Persons agreed not to vote in favor initiate, solicit, knowingly encourage or facilitate any inquiries or proposals for the acquisition of the Issuer and to vote against (i) any action that would result in the Issuer breaching the Amended Merger Agreement, (ii) any extraordinary corporate transaction involving the Issuer, (iii) any material transfer of assets or business or reorganization of the Issuer, (iv) any change in the present capitalization of the Issuer, (v) any change in directors of the Issuer, (vi) any other action that would impede, delay, discourage or adversely affect the transactions contemplated by the Amended Merger Agreement.

         The Amended IPA may be terminated (i) by mutual consent of Slough Estates and Santos, (ii) upon issuance of a final, nonappealable injunction prohibiting the transactions contemplated by the Amended IPA, (iii) by either party if the closing does not occur within 30 days after the date of the Amended IPA, provided that the terminating party is not then in material breach of the Amended IPA, (iv) by either party due to a material breach by the other party of its representations and warranties or covenants under the Amended IPA,
(v) by Slough Estates upon the termination of the Amended Merger Agreement, or
(vi) by Santos upon the termination of the Amended Merger Agreement provided that Santos has the right to terminate the Amended Merger Agreement.

         The Amended IPA is attached hereto as Exhibit [1] and is incorporated herein by reference. The foregoing description of the Amended IPA does not purport to be complete and is qualified in its entirety by reference to such Exhibit. The foregoing description of the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Merger Agreement.

Item 5.  Interest in Securities of the Issuer

         The following paragraph is hereby added to Item 5(c):

         See item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The following paragraph is hereby added to Item 6:

                  See Item 4.

                  Slough Estates plc, a United Kingdom public limited liability company, wholly owns Slough Trading Estate Limited, a United Kingdom limited liability company, which wholly owns Slough Estates USA Inc., which is the majority shareholder of Tipperary Corporation. Each of Messrs. Douglas Kramer and Marshall Lees is a director of Tipperary Corporation, Slough Estates USA Inc., Slough Trading Estate Limited, and Slough Estates plc. Additionally, Mr. Lees is the Chief Executive Officer of Slough Estates USA Inc."

Item 7.  Material to Be Filed as Exhibits

         The following documents are filed as exhibits:

         1.       Amended and Restated Interest Purchase Agreement, dated July
                  4, 2005.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 5, 2005

                                        SLOUGH ESTATES USA INC.

                                        By:  /s/ R W Rohner
                                            -----------------------------------
                                             R W Rohner
                                             Senior Vice President and CFO


                                        SLOUGH TRADING ESTATE LIMITED

                                        By:  /s/ David Arthur
                                            -----------------------------------
                                             David Arthur
                                             Director


                                        SLOUGH ESTATES PLC

                                        By:  /s/ Marshall Lees
                                            -----------------------------------
                                             Marshall Lees
                                             Executive Director